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                                                    Filed by Fifth Third Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: Capital Holdings, Inc.
                                              Exchange Act File Number 000-21680
[FIFTH THIRD BANK LOGO]
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                                                                    News Release
CONTACT: ROBERTA R. JENNINGS                               FOR IMMEDIATE RELEASE
         513/579-4153                                      OCTOBER 25, 2000

FIFTH THIRD BANCORP SIGNS DEFINITIVE AGREEMENT TO ACQUIRE CAPITAL HOLDINGS, INC.
                     AND ITS SUBSIDIARY, CAPITAL BANK, N.A.

         Fifth Third Bancorp and Capital Holdings, Inc. today announced a definitive agreement whereby Fifth Third will acquire Capital Holdings, Inc. and its subsidiary, Capital Bank, N.A. Founded in 1988, Capital Holdings is a bank holding company with $1.1 billion in assets in Sylvania, Ohio, a suburb of Toledo.

         The transaction is valued at $234 million and is expected to be complete in the first quarter of 2001. Capital Bank will operate as part of Fifth Third Bank in Northwestern Ohio, which has 43 full-service locations throughout eight counties in Northwestern Ohio and Southeastern Michigan. The combined bank will have approximately $4.1 billion in assets.

         "Capital Holdings' JOHN SZUCH and ROBERT SULLIVAN have built an excellent franchise," states George A. Schaefer, Jr., President & CEO, Fifth Third Bancorp. "This partnership gives us an opportunity to build on that strong foundation by offering their customers even greater financing flexibility, as well as a more extensive consumer, investment and data processing product portfolio and electronic delivery capabilities."

         Schaefer continues, "Fifth Third Bank entered the Toledo market in 1989 and grew to the largest bank in the area by delivering comprehensive banking products and services and investing in the communities it serves. This affiliation will help us continue to grow in the Toledo market. John Szuch and Bob Sullivan are respected leaders who will bring their years of experience in the financial services industry to the new combined bank."

         Capital Holdings' Chairman & CEO John Szuch and Capital's President & COO Robert Sullivan will assume the role of Chairman, and President & CEO, respectively, at Fifth Third in Northwestern Ohio. Donald H. Kincade, who currently serves as president of the affiliate bank, will play a key role in the transition and integration of the two corporations. After the merger, he will assume responsibilities for corporate activities at Fifth Third Bancorp.

         Don Kincade offers, "This merger will allow us to share the strength of Fifth Third's balance sheet, top credit rankings and extensive retail delivery network with Capital's customers. Additionally, the management teams at Fifth Third and Capital Bank are comprised of strong, insightful leaders. With this level of experience, I am confident that they will continue our Bank's successful performance as I accept a management position with our holding company."

                                     -MORE-

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         John Szuch, Capital Holdings Chairman & CEO agrees, "Merging with Fifth
Third gives us the capital and leverage we need to continue to grow, and that makes sense for our customers, shareholders and employees. Fifth Third is in the midst of its 27th year of consecutive increased earnings and for the past 20 years, has delivered average annual shareholder returns of over 30%. They are one of the most highly rated financial organizations in the country - named #1 by Salomon Smith Barney for the ninth year in a row - and they share their strength and stability with consumers in the form of competitive loan and deposit interest rates, and an expansive product selection. In addition, Fifth Third has consistently provided generous corporate support to our community."

         Thomas B. Donnell, who has served as Chairman of the Board of Fifth Third Bank, Northwestern Ohio, since 1991, states, "My tenure with Fifth Third began in 1984, and our growth has been exciting." Donnell, who will continue to serve as a director on the board, offers, "The new combined leadership will ensure this pattern and enable us to be even more successful."

         Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this press release when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Fifth Third Bancorp and Capital Holdings, Inc. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Capital Holdings, Inc. at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp or Capital Holdings, Inc.

         Capital Holdings, Inc. and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Capital Holdings with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Capital Holdings, Inc.'s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on March 29, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Capital Holdings, Inc.

         Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The company has $44 billion in assets, operates 14 affiliates with 639 full-service Banking Centers, including 117 Bank Mart(R) locations open seven days a week inside select grocery stores and 1,400 Jeanie(R) ATMs in Ohio, Kentucky, Indiana, Florida, Arizona, Michigan and Illinois. A leader in e-commerce, Fifth Third was named #1 e-business innovator by PC Week. The financial strength of Fifth Third's affiliate banks continues to be recognized by rating agencies with deposit ratings of AA- and Aa2 from Standard & Poor's and Moody's, respectively. Additionally, Fifth Third Bancorp continues to maintain the highest short-term ratings available at A-1+ and Prime-1, and was recently recognized by Moody's with one of the highest senior debt ratings for any U.S. bank holding company of Aa3. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisors and Midwest Payment Systems, the Bank's data processing subsidiary. Investor information and press releases can be viewed at www.53.com; press releases are also available by fax at no charge by calling 800-758-5804, identification number 281775. The company's common stock is traded in the over-the-counter market through the NASDAQ National Market System under the symbol "FITB."

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